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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Pembina Pipeline Corporation:

We consent to the use of our reports, each dated February 24, 2022, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting included in this annual report on Form 40-F.

We also consent to the incorporation by reference of such reports in the Registration Statement No. 333-233440 on Form F-10 of Pembina Pipeline Corporation.

/s/ KPMG LLP

Chartered Professional Accountants
Calgary, Canada
February 24, 2022

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